Exhibit 6

Good results for 2010

Paris, 7 February 2011:

In 2010, the Council of Europe Development Bank (CEB) continued to perform soundly and to step up its contribution to promoting social cohesion in its Member States.

Although it is as yet unaudited, the CEB’s net profit should come close to € 116 million, up 8.2% compared to 2009. This positive result, achieved despite turbulence in the financial markets, is the result of the Bank’s rigorous risk management and strict adherence to its prudential ratios.

In total, € 2.3 billion worth of projects was approved, including 50% in favour of strengthening social integration, 25% for environmental management and 25% in support of public infrastructure with a social vocation. In line with the level reached in 2009, loan disbursements amounted to € 1.8 billion, including 59% in the CEB’s target group countries.

PROVISIONAL KEY FIGURES (non-audited)

(IFRS Accounting standards)	2010	2009	Variation* [1]
million €

Projects approved	2 267	2 665	-14.9%

Stock of projects awaiting financing	5 191	4 931	5.3%

of which new commitments signed	2 311	2 050	12.7%

Loans disbursed	1 782	1 806	-1.3%

Issues*[2]	2 980	2 356	26.5%

Total assets	24 721	20 731	8.8%

Profit	116	107	8.2%

*[1]	Variations are calculated with figures in thousands of euros.
*[2]	The exchange value in euros using the exchange rate at the date of issue

Press contact: Armelle de La Jugannière - Tel: +33 (0)1 47 55 55 53	www.coebank.org